Exhibit (a)(5)(E)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely by the Offer to Purchase (as defined below), dated December 7, 2015, and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto, and is being made to all holders of Shares other than holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

TeleCommunication Systems, Inc.

at

$5.00 Net Per Share

by

Typhoon Acquisition Corp.

a wholly owned subsidiary of

Comtech Telecommunications Corp.

Typhoon Acquisition Corp., a Maryland corporation (“Purchaser”) and a direct, wholly owned subsidiary of Comtech Telecommunications Corp., a Delaware corporation (“Comtech”), is offering to purchase all issued and outstanding shares of Class A common stock, par value $0.01 per share (the “Class A Shares”), and Class B common stock, par value $0.01 per share (the “Class B Shares”, together with the Class A Shares, the “Shares”), of TeleCommunication Systems, Inc., a Maryland corporation (“TCS”), at a price of $5.00 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 7, 2015 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON TUESDAY, JANUARY 5, 2016, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

The purpose of the Offer is for Comtech, through Purchaser, to acquire control of, and the entire equity interest in, TCS. Following the consummation of the Offer, Purchaser intends to effect the Merger (as defined below).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 22, 2015, among Purchaser, TCS and Comtech (the “Merger Agreement”), under which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into TCS and TCS will be the surviving corporation and a wholly owned subsidiary of Comtech (the “Merger”). At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than any Shares that are owned immediately prior to the Effective Time by Comtech or Purchaser, or by any subsidiary of Comtech, Purchaser or TCS), will by virtue of the Merger and without any action by the holder thereof, be converted automatically into the right to receive from Purchaser an amount in cash, without interest and subject to applicable withholding taxes, equal to the Offer Price, payable to the holder thereof upon surrender of the certificate formerly representing, or book-entry transfer of, such Share. As a result of the Merger, TCS will cease to be a publicly traded company and will become wholly owned by Comtech. The Merger Agreement is more fully described in the Offer to Purchase.

The Offer is conditioned upon (i) the satisfaction of the Minimum Condition (as described below), (ii) the expiration or termination of the waiting period (including any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the absence of any law or order by any governmental authority of competent jurisdiction located in the United States or in another jurisdiction outside of the United States in which TCS or any of its subsidiaries, or Comtech or any of its subsidiaries, engage in material business activities that would prohibit, declare unlawful, enjoin or otherwise prevent the consummation of the Offer or the Merger or any of the transactions contemplated by the Merger Agreement, (iv) two business days (or such fewer number of business days that remain between the end of the Marketing Period (as defined below) and March 22, 2016) having passed after completion of the Marketing Period, and (v) other customary conditions as described in Section 13 — “Conditions of the Offer” of the Offer to Purchase. There is no financing condition to the Offer.

The Minimum Condition requires that, prior to the expiration of the Offer, there be validly tendered and not properly withdrawn that number of Shares (not including any Shares tendered pursuant to guaranteed delivery procedures unless and until such shares are actually delivered in accordance with the terms of the Offer) which, together with any Shares then owned by Comtech or Purchaser or their respective subsidiaries (if any), would represent a majority of the issued and outstanding Shares entitled to vote on the matter, as more fully described in the Offer to Purchase.

Purchaser and Comtech are not obligated to purchase any tendered Shares unless two business days (or such fewer number of business days that remain between the end of the Marketing Period and March 22, 2016) shall have passed after completion of a 19 consecutive business day marketing period (subject to certain blackout periods described in the Merger Agreement), which will commence no earlier than January 4, 2016 (but shall commence on January 4, 2016 assuming that, as of such date, Comtech has received all required information from TCS and such information is compliant), throughout which Comtech must have received certain financial information relating to TCS (the “Marketing Period”). See Section 13 — “Conditions of the Offer” of the Offer to Purchase.

The TCS board of directors (the “TCS Board”), acting upon the unanimous recommendation of the special committee of independent, disinterested directors of TCS formed for the purpose of, among other things, evaluating and making a recommendation to the TCS Board with respect to the Merger Agreement and the transactions contemplated thereby, has, by unanimous vote of all of the directors, (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby are fair to and in the best interests of TCS and the stockholders of TCS, (ii) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby and (iii) resolved, upon the terms and subject to the conditions set forth in the Merger Agreement, to recommend that the stockholders of TCS accept the Offer and tender their Shares to Purchaser in the Offer.

Subject to the provisions of the Merger Agreement, Purchaser and Comtech expressly reserve the right (but are not obligated), at any time or from time to time, to waive or otherwise modify or amend the terms and conditions of the Offer in any respect. Purchaser and Comtech have agreed in the Merger Agreement that they will not, without the prior written consent of TCS, waive or modify certain conditions as described in Section 1 — “Terms of the Offer” of the Offer to Purchase. Subject to the provisions of the Merger Agreement, Purchaser reserves the right to, and under certain circumstances TCS may require Purchaser to, extend the Offer, as described in Section 1 — “Terms of the Offer” of the Offer to Purchase.

2

Any extension or amendment of the Offer, waiver of a condition of the Offer, delay in acceptance for payment or payment, or termination of the Offer will be followed promptly by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

In the event that Comtech or Purchaser acquires, as a result of the Offer or otherwise, at least a majority of the issued and outstanding Shares, the Merger will be effected pursuant to Section 3-106.1 of the Maryland General Corporation Law without a vote of TCS’ stockholders.

In all cases, payment for any Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates representing such Shares, an indication in the Letter of Transmittal of the tender of Direct Registration Book-Entry Shares (as defined in Section 3 — “Procedures for Tendering Shares” of the Offer to Purchase) or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in Section 3 — “Procedures for Tendering Shares” of the Offer to Purchase, (b) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 — “Procedures for Tendering Shares” of the Offer to Purchase) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not properly withdrawn prior to the Expiration Date if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

A stockholder may withdraw Shares tendered pursuant to the Offer at any time on or prior to the Expiration Date, as described in Section 4 — “Withdrawal Rights” of the Offer to Purchase. For a withdrawal of Shares to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 — “Procedures for Tendering Shares” of the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 — “Procedures for Tendering Shares” of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

*****

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

TCS has agreed to provide Purchaser with its list of stockholders and security position listings, in each case as of the most recent practicable date, and will provide Purchaser with such additional information and such other assistance for the purpose of disseminating the Offer to Purchase (and related documents) to holders of Shares. The Offer to Purchase and related Letter of Transmittal and other related documents will be mailed to record holders of Shares whose names appear on TCS’ stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list

3

or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The receipt of cash in respect of a tender of Shares pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger will each be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local, foreign or other tax laws. Holders of Shares are urged to consult with their own tax advisors as to the particular tax consequences of the Offer and the Merger to them.

The Offer to Purchase and the related Letter of Transmittal and TCS’ Solicitation/Recommendation Statement on Schedule 14D-9 filed with the United States Securities and Exchange Commission in connection with the Offer contain important information and each such document should be read carefully and in its entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks, trust companies or other nominees. Such copies will be furnished promptly at Purchaser’s expense. Neither Comtech nor Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or as otherwise described in Section 16 — “Fees and Expenses” of the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, NY 10022

Stockholders May Call Toll-Free: (888) 750-5834

Banks & Brokers May Call Collect: (212) 750-5833

December 7, 2015

4